FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 Under
The Securities Exchange Act of 1934

For the month of June 2013

Commission File Number: 0-19415

MAGIC SOFTWARE ENTERPRISES LTD.
(Translation of Registrant’s Name into English)

5 HaPlada Street, Or-Yehuda, Israel 60218
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F x Form 40-F o

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by RegulationS-T
Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by RegulationS-T
Rule 101(b)(7): N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes o No x

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

CONTENTS

This report on Form 6-K of MAGIC SOFTWARE ENTERPRISES Ltd. consists of the following documents, which are attached hereto and incorporated by reference herein:

1.

BNP Real Estate Uses Magic xpa Application Platform to Enhance and Mobilize Its Key Sales Application

PRESS RELEASE

BNP Real Estate Uses Magic xpa Application Platform to Enhance and Mobilize Its Key Sales Application

Or Yehuda, Israel, June 12, 2013 – Magic Software Enterprises Ltd. (NASDAQ: MGIC), a global provider of software platforms for enterprise mobility, cloud applications, and business integration, announced today that BNP Real Estate, a subsidiary of BNP Paribas operating in all areas of the real-estate business, has successfully upgraded and mobilized its key eBroker sales application using the Magic xpa Application Platform. The new iPad application allows all information about the company's real-estate assets to be used by BNP Real Estate’s 400 salespeople in the field.

Over the years, BNP Real Estate’s eBroker application had become outdated; it lacked desired features, performed poorly, and was difficult to use. BNP Real Estate used Magic xpa to improve eBroker’s user interface and range of functions using RIA (Rich Internet Application) technology, while retaining the core business rules of the original application. The project was completed and rolled out in just six months.

In addition to desktop access, salespeople can now access the application on their iPads while in the field. The application fully complies with the BNP Paribas Group's security policy since connections are made using a highly secure RSA authentication token, data transits via 3G network or by Wi-Fi, and the IS Department implemented a new mobile device infrastructure.

"The enhanced eBroker application is very user friendly and its new features enable our salespeople to respond to customers immediately with relevant information displayed in an easily understood visual format. For example, our salespeople can now bring up a list of offers with their geographical locations displayed on a map or produce a PowerPoint presentation including a complete description of each offer and send it directly to the customer by email," explains Eric François, Chief Information Officer at BNP Real Estate. "The application has been overwhelmingly endorsed by our salespeople, to the extent that we have had to increase the number of user licences," adds François.

“Magic is proud of our close working relationships with our customers. By understanding BNP Real Estate’s specific needs and mobility requirements, we were able to guide them use to leverage Magic xpa’s RIA technology and built in mobile deployment options to rapidly roll out iPad and desktop apps while adhering to the company’s enterprise-grade performance and security requirements,” said Eric Choppe, the Managing Director of Magic France.

About BNP Real Estate

BNP Paribas Real Estate is one of the world's major international real-estate service providers. The company provides a comprehensive range of services covering the whole property cycle: Development, Transaction, Consulting, Valuation, Property Management and Investment Management.

With 3,300 employees, BNP Paribas Real Estate provides its customers with local market expertise in 34 countries (18 wholly-owned subsidiaries and 16 national alliances, representing over 3,000 staff) and more than 180 offices. BNP Paribas Real Estate is part of the BNP Paribas Group.

For more information: www.realestate.bnpparibas.com

About Magic Software Enterprises

Magic Software Enterprises Ltd. (NASDAQ: MGIC) is an international provider of application platforms (Magic xpa) and integration platforms (Magic xpi) (EAI-BPM- Enterprise Application Integration - Business Process Management). Drawing on 30 years' experience and a network of 14 regional offices around the world, Magic Software is present in 50 countries through its network of ISVs, system integrators, distributors/VARs, consultants and OEM partners. The company is a partner of major IT solution providers, including SAP, Salesforce.com, Microsoft and Oracle.

For more information about Magic Software, visit www.magicsoftware.com

Press Contact:

Tania Amar | VP Global Marketing

Magic Software Enterprises

tania@magicsoftware.com

Except for any historical information contained herein, matters discussed in this press release might include forward-looking statements that involve a number of risks and uncertainties. Regarding any financial statements, actual results might vary significantly based upon a number of factors including, but not limited to, risks in product and technology development, market acceptance of new products and continuing product conditions, both locally and abroad, release and sales of new products by strategic resellers and customers, and other risk factors detailed in Magic's most recent annual report and other filings with the Securities and Exchange Commission.

Magic has made every effort to ensure that the information contained in this press release is accurate; however, there are no representations or warranties regarding this information, including warranties of merchantability or fitness for a particular purpose. Magic assumes no responsibility for errors or omissions that may occur in this press release.

Magic is a registered trademark of Magic Software Enterprises Ltd. All other product and company names mentioned herein are for identification purposes only and are the property of, and might be trademarks of, their respective owners.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 12, 2013	Magic Software Enterprises Ltd By: /s/ Amit Birk —————————————— Amit Birk VP, General Counsel

EXHIBIT INDEX

Exhibit Number	Description of Exhibit

10.1 BNP Real Estate Uses Magic xpa Application Platform to Enhance and Mobilize Its Key Sales Application

Exhibit 10.1